Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 5 DATED DECEMBER 28, 2011
TO THE PROSPECTUS DATED OCTOBER 7, 2011

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated October 7, 2011, as supplemented by supplement no. 1 dated October 7, 2011, supplement no. 2 dated October 7, 2011, supplement no. 3 dated October 31, 2011 and supplement no. 4 dated November 8, 2011. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the status of the offering.
Status of the Offering
We commenced this offering of 280,000,000 shares of common stock on October 26, 2010. On March 24, 2011, we broke escrow with respect to subscriptions received from all states where we are conducting this offering, except Pennsylvania and Tennessee, which had minimum offering amounts of $100.0 million and $10.0 million, respectively. As of December 23, 2011, we had accepted aggregate gross offering proceeds in our primary offering of $100.4 million related to the sale of 10,076,639 shares of stock. In addition we had sold 77,864 shares of common stock under our dividend reinvestment plan for gross offering proceeds of $0.7 million. Accordingly, we have met the minimum offering amount required for us to accept subscriptions from all states where we are conducting this offering. As such, all subscribers should now make their checks payable to “KBS Real Estate Investment Trust III, Inc.”
As of December 23, 2011, there were 269,845,497 shares of common stock available for sale in this offering, including 79,922,136 shares under our dividend reinvestment plan.

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